FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	October	……………………………………………… ,	2021

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	October 26, 2021	By....../s/.......... Sachiho Tanino.............
(Signature)*

Sachiho Tanino General Manager Consolidated Accounting Div. Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	RESULTS FOR THE THIRD QUARTER AND THE NINE MONTHS ENDED SEPTEMBER 30, 2021

CONSOLIDATED RESULTS FOR THE THIRD QUARTER AND

THE NINE MONTHS ENDED SEPTEMBER 30, 2021

October 26, 2021

CONSOLIDATED RESULTS FOR THE THIRD QUARTER

		(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual
	Three months ended September 30, 2021	Three months ended September 30, 2020	Change(%)		Three months ended September 30, 2021
Net sales	¥833,324	¥758,881	+	9.8	$7,440,393
Operating profit	58,728	19,192	+	206.0	524,357
Income before income taxes	79,326	22,808	+	247.8	708,268
Net income attributable to Canon Inc.	¥49,317	¥16,658	+	196.1	$440,330

Net income attributable to Canon Inc. shareholders per share:
- Basic	¥47.16	¥15.93	+	196.0	$0.42
- Diluted	47.15	15.93	+	196.0	0.42

CONSOLIDATED RESULTS FOR THE NINE MONTHS
		(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual					Projection
	Nine months ended September 30, 2021	Nine months ended September 30, 2020	Change(%)		Nine months ended September 30, 2021	Year ending December 31, 2021	Change(%)
Net sales	¥2,557,908	¥2,214,508	+	15.5	$22,838,464	¥3,600,000	+	13.9
Operating profit	206,561	34,314	+	502.0	1,844,295	272,000	+	146.0
Income before income taxes	231,147	50,096	+	361.4	2,063,813	298,000	+	128.7
Net income attributable to Canon Inc.	¥154,920	¥29,729	+	421.1	$1,383,214	¥201,000	+	141.2

Net income attributable to Canon Inc. shareholders per share:
- Basic	¥148.16	¥28.29	+	423.7	$1.32	¥192.23	+	142.2
- Diluted	148.12	28.28	+	423.8	1.32	192.17	+	142.2

	Actual
	As of September 30, 2021	As of December 31, 2020	Change(%)		As of September 30, 2021
Total assets	¥4,752,215	¥4,625,614	+	2.7	$42,430,491

Canon Inc. shareholders’ equity	¥2,740,069	¥2,575,031	+	6.4	$24,464,902

Notes:	1. Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

2. U.S. dollar amounts are translated from yen at the rate of JPY112=U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of September 30, 2021, solely for the convenience of the reader.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

I. Operating Results and Financial Conditions

2021 Third Quarter in Review

Looking back at the third quarter of 2021, although the pace of economic recovery slowed in some regions due to the resurgence of coronavirus disease (“COVID-19”) variants and the shortage of semiconductor chips, economic activities continued to recover as vaccines became widely available in each country. In the United States, although the pace of recovery in personal consumption slowed due to the renewed spread of infections, robust economic recovery continued in the wake of steady capital investment. In Europe, restrictions on economic activities were gradually eased in each country, and increasing personal consumption and expansion of capital investment led to the steady economic recovery. In China, personal consumption remained strong, but the economic recovery was moderate due to sluggish infrastructure investment and exports. In other emerging countries, economic activities continued to stagnate due to the spread of infections mainly in Southeast Asia. In Japan, capital investment stayed on a recovery track, but economic recovery remained moderate due to the ongoing State of Emergency.

Amid these conditions, in the markets in which Canon operates, although demand for office multifunction devices (MFDs) continued to recover, there was only a moderate recovery due to the shortage of semiconductor chips. For laser printers, demand remained at the same level as the previous year. For inkjet printers, demand in home use remained solid. For cameras, demand remained solid, mainly in mirrorless cameras. For medical equipment, despite delays in the installation of medical devices in some areas due to the resurgence of COVID-19 infections, recovery continued thanks to sales activities with medical institutions. For lithography equipment, demand for both semiconductor lithography equipment and FPD (Flat Panel Display) lithography equipment remained solid.

The average values of the yen during the third quarter and the first nine months of the year were ¥110.10 and ¥108.59 against the U.S. dollar, respectively, a year-on-year depreciation of approximately ¥4 and year-on-year depreciation of approximately ¥1, and ¥129.86 and ¥129.89 against the euro, respectively, a year-on-year depreciation of approximately ¥6 and year-on-year depreciation of approximately ¥9.

As for the third quarter, unit sales of office MFDs were below those of the same period of the previous year due to the shortage of semiconductor chips. However, sales of services and consumables moderately recovered due to the gradual return to in-person office work. As for the Prosumer consisting of laser printers and inkjet printers, unit sales were below those of the same period of the previous year due to the stagnation of production activity resulting from a resurgence of COVID-19 infections in Southeast Asia. However, sales of laser printer consumables increased significantly compared with the same period of the previous year, during which time demand had decreased. For interchangeable-lens digital cameras, unit sales remained at around the same level as the previous year due to continued strong sales of full-frame mirrorless cameras. As for network cameras, which are being used in a growing range of applications, sales increased due to the strengthening of sales activities. For medical equipment, sales increased mainly in Japan due to strong sales of computed tomography (CT) systems and diagnostic X-ray systems. While sales for semiconductor lithography equipment remained solid, sales for FPD lithography equipment were significantly above those of the same period of the previous year. Under these conditions, third-quarter net sales increased by 9.8% year-on-year to ¥833.3 billion. Net sales for the first nine months of the year increased by 15.5% year-on-year to ¥2,557.9 billion. Gross profit margin increased by 3.4 points to 46.6%. Third-quarter gross profit increased by 18.4% year-on-year to ¥388.0 billion. Operating expenses increased by 6.8% year-on-year to ¥329.2 billion mainly due to the effects of exchange rate fluctuations, although the expense ratio improved significantly thanks to greater productivity and the results of structural reform. As a result, third-quarter operating profit increased by 206.0% to ¥58.7 billion. Other income (deductions) increased by ¥17.0 billion year-on-year to ¥20.6 billion, due to such factors as valuation gain on securities, while income before income taxes increased by 247.8% year-on-year to ¥79.3 billion and net income attributable to Canon Inc. increased by 196.1% to ¥49.3 billion. Operating profit for the first nine months of the year increased by 502.0% to ¥206.6 billion, while income before income taxes increased by 361.4% to ¥231.1 billion and net income attributable to Canon Inc. for the first nine months increased by 421.1% to ¥154.9 billion.

Basic net income attributable to Canon Inc. shareholders per share was ¥47.16 for the third quarter, a year-on-year increase of ¥31.23, and ¥148.16 for the first nine months, a year-on-year increase of ¥119.87.

Results by Segment

Looking at Canon’s third-quarter performance by business unit, in the Printing Business Unit, unit sales of office MFDs decreased compared with the same period of the previous year due to the shortage of semiconductor chips while demand for MFDs continued to recover. Although the imageRUNNER ADVANCE DX series enjoyed solid demand, it could not meet a demand due to a supply shortage. Sales of services and consumables increased due to a recovery of corporate activity. For equipment for the production printing market, the varioPRINT iX series, a high-speed sheet-fed color inkjet press, gained favorable reviews. Sales of services and consumables increased due to the recovery of corporate activity. As for laser printers, unit sales decreased compared with the same period of the previous year due to stagnation of production activity resulting from the resurgence of COVID-19 infections in Southeast Asia. Unit sales of consumables increased significantly compared with the same period of the previous year, during which time demand had decreased. For inkjet printers, unit sales were below those of the same period of the previous year, when demand from home use increased rapidly, due to stagnation of production activity. Although sales of consumables remained at the same level as the previous year, total sales of inkjet printers decreased compared with the same period of the previous year. These factors resulted in total sales for the business unit of ¥459.2 billion, a year-on-year increase of 6.8%, while income before income taxes increased by 213.5%, a year-on-year to ¥62.1 billion. Sales for the combined first nine months of the year totaled ¥1,418.2 billion, a year-on-year increase of 9.0%, while income before income taxes totaled ¥182.7 billion, a year-on-year increase of 89.1%.

As for the Imaging Business Unit, unit sales of interchangeable-lens digital cameras were the same level as the previous year due to strong sales of the EOS R5 and EOS R6. In addition, sales of interchangeable lenses increased significantly due to the expansion of the lens product lineup. As for network cameras, despite the continued impact of COVID-19, sales increased mainly as a result of strengthening sales activities for such diversified applications as remote monitoring and monitoring of congested and confined spaces as well as conventional market needs including crime prevention and disaster monitoring tools. These factors resulted in total sales for the business unit of ¥153.8 billion, a year-on-year increase of 9.3%, while income before income taxes increased by 43.2% year-on-year to ¥17.7 billion. Sales for the combined first nine months of the year totaled ¥472.2 billion, a year-on-year increase of 32.6%, while income before income taxes totaled ¥56.6 billion, representing a shift from a loss for the same period of the previous year to a profit.

As for the Medical Business Unit, although the shortage of semiconductor chips and the resurgence of COVID-19 infections had an impact on business negotiations and installation in some regions, sales of CT systems and diagnostic X-ray systems increased mainly for strong sales in Japan. These factors resulted in total sales for the business unit of ¥115.7 billion, a year-on-year increase of 9.8%, while income before income taxes increased by 105.6% year-on-year to ¥10.2 billion. Sales for the combined first nine months of the year totaled ¥351.9 billion, a year-on-year increase of 12.3%, while income before income taxes totaled ¥25.7 billion, a year-on-year increase of 70.3%.

As for the Industrial & Others Business Unit, regarding semiconductor lithography equipment, demand remained solid in a wide range product. As a result, unit sales increased compared with the same period of the previous year. For FPD lithography equipment, there was growth in demand for panels. As a result, unit sales increased significantly compared with the previous year, when equipment installation stagnated due to circumstances related to COVID-19. These factors resulted in total sales for the business unit of ¥130.4 billion, a year-on-year increase of 25.6%. However, income before income taxes decreased by 69.6% year-on-year to ¥1.5 billion as upfront investments for new businesses were carried out intensively in the third quarter. Sales for the combined first nine months of the year totaled ¥393.0 billion, a year-on-year increase of 30.1%, while income before income taxes totaled ¥26.3 billion, a year-on-year increase of 90.0%.

Cash Flow

During the first nine months of 2021, cash flow from operating activities increased by ¥155.9 billion year-on-year to ¥350.0 billion due to a significant increase in profit and working capital improvement. Cash flow used in investing activities increased by ¥36.7 billion year-on-year to ¥148.4 billion mainly due to the acquisition of Redlen Technologies Inc. intended for key parts creation of CT systems. Accordingly, free cash flow increased by ¥119.3 billion compared with that of the previous year to ¥201.6 billion.

Cash flow from financing activities recorded an outlay of ¥140.0 billion mainly due to the repayment of long-term debt and dividend payout.

Owing to these factors, as well as the impact from foreign currency exchange adjustments, cash and cash equivalents increased by ¥74.6 billion to ¥482.2 billion from the end of the previous year.

Outlook

Looking at the global economy from the fourth quarter onwards, the progress of COVID-19 vaccinations is expected to support the resumption of economic activities. However, there are risks of delay in the supply of semiconductor chips and of tight supply due to high demand for international freight transport. Under these conditions, economic prospects continue to remain uncertain throughout the world. In this situation, the pace of the global economy is expected to recover moderately over the long term, supported by various economic measures and fiscal policies in each country and region.

In the markets in which Canon operates, for office MFDs, despite the impact of the delay in the supply of semiconductor chips, the office occupancy rate is expected to recover moderately. For laser printers, demand is expected to increase due to signs of recovery of demand from offices in addition in home use. For inkjet printers, demand is expected to remain solid due to print volumes resulting from remote work and education, which have become more commonplace due to the impact of the COVID-19 pandemic. As for interchangeable-lens digital cameras, the demand is expected to increase moderately compared with last year due to the need for high-quality image expression. Canon will strengthen the competitiveness of its full-frame mirrorless cameras and interchangeable lenses while reinforcing sales promotion efforts amid a shift to mirrorless cameras and improving the product mix. For network cameras, the market is expected to continue growing due to the stable expansion of sales markets and increasing demand for video analysis solutions. As for the medical equipment market, demand is expected to continue to recover due to progress in sales activities focusing on medical institutions, despite concerns about the impact of a resurgence in COVID-19 infections. For semiconductor lithography equipment, demand from a wide range of fields is expected to continue increasing.

With regard to currency exchange rates on which Canon bases its performance outlook for the fourth quarter, Canon anticipates exchange rates of ¥112 to the U.S. dollar and ¥130 to the euro, representing depreciation of approximately ¥3 against the U.S. dollar and depreciation of approximately ¥8 against the euro as the annual average rates of the previous year.

Taking into consideration solid demand, Canon’s 2021 full-year projection on a consolidated basis is net sales of ¥3,600.0 billion, a year-on-year increase of 13.9%, which was maintained from its previous outlook. Full-year projection of operating profit is ¥272.0 billion, a year-on-year increase of 146.0%. Full-year projection of income before income taxes and net income attributable to Canon Inc. are ¥298.0 billion, a year-on-year increase of 128.7% and ¥201.0 billion, a year-on-year increase of 141.2%, which were maintained from its previous outlook due to valuation gain on securities.

Consolidated Outlook

Fiscal year	Millions of yen
	Year ending December 31, 2021		Change	Year ended December 31, 2020	Change (%)
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B - C) / C
Net sales	3,600,000	3,600,000	-	3,160,243	+13.9%
Operating profit	283,000	272,000	(11,000)	110,547	+146.0%
Income before income taxes	298,000	298,000	-	130,280	+128.7%
Net income attributable to Canon Inc.	201,000	201,000	-	83,318	+141.2%

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

II. Financial Statements

1. CONSOLIDATED BALANCE SHEETS

	Millions of yen
	As of September 30, 2021	As of December 31, 2020	Change
ASSETS
Current assets	1,893,224	1,789,143	104,081
Cash and cash equivalents	482,240	407,684	74,556
Short-term investments	92	71	21
Trade receivables	467,343	546,771	(79,428)
Inventories	636,304	562,807	73,497
Prepaid expenses and other current assets	320,242	284,556	35,686
Allowance for credit losses	(12,997)	(12,746)	(251)
Non-current assets	2,858,991	2,836,471	22,520
Noncurrent receivables	16,245	17,276	(1,031)
Investments	63,198	49,994	13,204
Property, plant and equipment, net	1,037,717	1,037,680	37
Operating lease right-of-use assets	94,875	107,361	(12,486)
Intangible assets, net	298,841	318,497	(19,656)
Goodwill	956,943	915,564	41,379
Other assets	393,487	392,066	1,421
Allowance for credit losses	(2,315)	(1,967)	(348)

Total assets	4,752,215	4,625,614	126,601

LIABILITIES AND EQUITY
Current liabilities	1,344,849	1,326,189	18,660
Short-term loans and current portion of long-term debt	345,860	392,235	(46,375)
Trade payables	327,793	303,809	23,984
Accrued income taxes	43,412	18,761	24,651
Accrued expenses	333,907	317,716	16,191
Current operating lease liabilities	30,023	32,307	(2,284)
Other current liabilities	263,854	261,361	2,493
Non-Current liabilities	448,216	515,384	(67,168)
Long-term debt, excluding current installments	5,924	4,834	1,090
Accrued pension and severance cost	294,507	345,897	(51,390)
Noncurrent operating lease liabilities	65,830	76,796	(10,966)
Other noncurrent liabilities	81,955	87,857	(5,902)

Total liabilities	1,793,065	1,841,573	(48,508)

Canon Inc. shareholders’ equity	2,740,069	2,575,031	165,038
Common stock	174,762	174,762	-
Additional paid-in capital	404,549	404,620	(71)
Retained earnings	3,544,825	3,478,807	66,018
Legal reserve	68,670	69,436	(766)
Other retained earnings	3,476,155	3,409,371	66,784
Accumulated other comprehensive income (loss)	(225,705)	(324,789)	99,084
Treasury stock, at cost	(1,158,362)	(1,158,369)	7
Noncontrolling interests	219,081	209,010	10,071

Total equity	2,959,150	2,784,041	175,109

Total liabilities and equity	4,752,215	4,625,614	126,601

* Canon has changed the presentation of allowance for credit losses as defined in ASU No. 2016-13, Financial Instruments - Credit Losses - (Topic 326): Measurement of Credit Losses on Financial Instruments, from the beginning of the first quarter of 2021. Consolidated balance sheet for the year ended December 31, 2020 also has been reclassified.

	Millions of yen
	As of September 30, 2021	As of December 31, 2020
Notes:
1. Accumulated depreciation	2,837,487	2,770,106
2. Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(34,237)	(113,646)
Net gains and losses on derivative instruments	(247)	100
Pension liability adjustments	(191,221)	(211,243)

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

2. CONSOLIDATED STATEMENTS OF INCOME AND

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Consolidated statements of income

Results for the third quarter

	Millions of yen
	Three months ended September 30, 2021	Three months ended September 30, 2020	Change(%)
Net sales	833,324	758,881	+	9.8
Cost of sales	445,365	431,305

Gross profit	387,959	327,576	+	18.4
Operating expenses:
Selling, general and administrative expenses	256,531	240,313
Research and development expenses	72,700	68,071

	329,231	308,384

Operating profit	58,728	19,192	+	206.0
Other income (deductions):
Interest and dividend income	482	657
Interest expense	(94)	(206)
Other, net	20,210	3,165

	20,598	3,616

Income before income taxes	79,326	22,808	+	247.8

Income taxes	25,001	3,648

Consolidated net income	54,325	19,160
Less: Net income attributable to noncontrolling interests	5,008	2,502

Net income attributable to Canon Inc.	49,317	16,658	+	196.1

Results for the nine months
	Millions of yen
	Nine months ended September 30, 2021	Nine months ended September 30, 2020	Change(%)
Net sales	2,557,908	2,214,508	+	15.5
Cost of sales	1,367,967	1,252,954

Gross profit	1,189,941	961,554	+	23.8
Operating expenses:
Selling, general and administrative expenses	772,370	727,504
Research and development expenses	211,010	199,736

	983,380	927,240

Operating profit	206,561	34,314	+	502.0
Other income (deductions):
Interest and dividend income	1,519	2,282
Interest expense	(442)	(594)
Other, net	23,509	14,094

	24,586	15,782

Income before income taxes	231,147	50,096	+	361.4

Income taxes	63,734	11,952

Consolidated net income	167,413	38,144
Less: Net income attributable to noncontrolling interests	12,493	8,415

Net income attributable to Canon Inc.	154,920	29,729	+	421.1

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

        Consolidated statements of comprehensive income (loss)

        Results for the third quarter

	Millions of yen
	Three months ended September 30, 2021	Three months ended September 30, 2020	Change(%)
Consolidated net income	54,325	19,160	+	183.5
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(7,584)	(757)
Net gains and losses on derivative instruments	321	43
Pension liability adjustments	(118)	1,228

	(7,381)	514

Comprehensive income (loss)	46,944	19,674	+	138.6
Less: Comprehensive income (loss) attributable to noncontrolling interests	5,235	2,666

Comprehensive income (loss) attributable to Canon Inc.	41,709	17,008	+	145.2

Results for the nine months
	Millions of yen
	Nine months ended September 30, 2021	Nine months ended September 30, 2020	Change(%)
Consolidated net income	167,413	38,144	+	338.9
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	80,433	(36,333)
Net gains and losses on derivative instruments	(324)	558
Pension liability adjustments	20,135	(8,518)

	100,244	(44,293)

Comprehensive income (loss)	267,657	(6,149)		-
Less: Comprehensive income (loss) attributable to noncontrolling interests	13,653	8,818

Comprehensive income (loss) attributable to Canon Inc.	254,004	(14,967)		-

CANON INC. AND SUBSIDIARIES CONSOLIDATED 3. DETAILS OF SALES Results for the third quarter

	Millions of yen
Sales by business unit	Three months ended September 30, 2021	Three months ended September 30, 2020	Change(%)
Printing	459,201	430,070	+	6.8
Imaging	153,784	140,678	+	9.3
Medical	115,714	105,376	+	9.8
Industrial and Others	130,381	103,809	+	25.6
Eliminations	(25,756)	(21,052)		-

Total	833,324	758,881	+	9.8

	Millions of yen
Sales by region	Three months ended September 30, 2021	Three months ended September 30, 2020	Change(%)
Japan	186,435	192,817	-	3.3
Overseas:
Americas	244,611	202,463	+	20.8
Europe	206,069	195,737	+	5.3
Asia and Oceania	196,209	167,864	+	16.9

	646,889	566,064	+	14.3

Total	833,324	758,881	+	9.8

Results for the nine months
	Millions of yen
Sales by business unit	Nine months ended September 30, 2021	Nine months ended September 30, 2020	Change(%)
Printing	1,418,197	1,301,339	+	9.0
Imaging	472,235	356,029	+	32.6
Medical	351,905	313,322	+	12.3
Industrial and Others	392,998	302,163	+	30.1
Eliminations	(77,427)	(58,345)		-

Total	2,557,908	2,214,508	+	15.5

	Millions of yen
Sales by region	Nine months ended September 30, 2021	Nine months ended September 30, 2020	Change(%)
Japan	602,013	584,788	+	2.9
Overseas:
Americas	710,299	600,699	+	18.2
Europe	652,584	554,162	+	17.8
Asia and Oceania	593,012	474,859	+	24.9

	1,955,895	1,629,720	+	20.0

Total	2,557,908	2,214,508	+	15.5

*

Based on the realignment of Canon’s internal reporting and management structure, from the beginning of the first quarter of 2021, Canon has changed the name and structure of segments to Printing Business Unit, Imaging Business Unit, Medical Business Unit, and Industrial and Others Business Unit. Operating results for the three and nine months ended September 30, 2020 also have been reclassified.

Notes:	1. The primary products included in each of the segments are as follows:
Printing Business Unit:

Office multifunction devices (MFDs) / Document solutions / Laser multifunction printers (MFPs) / Laser printers /

Inkjet printers / Image scanners / Calculators / Digital continuous feed presses / Digital sheet-fed presses /

Wide-format printers / Large format inkjet printers / Commercial photo printers

Imaging Business Unit:

Interchangeable-lens digital cameras / Digital compact cameras / Interchangeable lenses /

Compact photo printers / Network cameras / Digital camcorders / Digital cinema cameras /

Multimedia projectors / Broadcast equipment

Medical Business Unit:

Digital radiography systems / Diagnostic X-ray systems / Computed tomography (CT) systems /

Magnetic resonance imaging (MRI) systems / Diagnostic ultrasound systems / Clinical chemistry analyzers / Ophthalmic equipment

Industrial and Others Business Unit:

Semiconductor lithography equipment / FPD (Flat panel display) lithography equipment /

OLED display manufacturing equipment / Vacuum thin-film deposition equipment / Die bonders/

Micromotors / Handy terminals / Document scanners

2. The principal countries and regions included in each regional category are as follows:

Americas: United States of America, Canada, Latin America

Europe: United Kingdom, Germany, France, Netherlands, European countries, Middle East and Africa

Asia and Oceania: China, Asian countries, Australia

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

4. CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen
	Nine months ended September 30, 2021	Nine months ended September 30, 2020
Cash flows from operating activities:
Consolidated net income	167,413	38,144
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	161,372	166,221
Loss on disposal of fixed assets	6,185	888
Deferred income taxes	2,170	(6,224)
Decrease in trade receivables	95,423	99,975
(Increase) in inventories	(54,239)	(41,843)
Increase (decrease) in trade payables	33,550	(23,945)
Increase (decrease) in accrued income taxes	24,503	(7,519)
Increase (decrease) in accrued expenses	5,359	(7,918)
Decrease in accrued pension and severance cost	(31,928)	(9,548)
Other, net	(59,837)	(14,164)

Net cash provided by operating activities	349,971	194,067
Cash flows from investing activities:
Purchases of fixed assets	(123,095)	(120,632)
Proceeds from sale of fixed assets	2,102	7,617
Purchases of securities	(1,633)	(560)
Proceeds from sale and maturity of securities	1,707	435
(Increase) decrease in time deposits, net	(14)	1,635
Acquisitions of businesses, net of cash acquired	(29,072)	(127)
Other, net	1,654	(66)

Net cash used in investing activities	(148,351)	(111,698)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,100	2,100
Repayments of long-term debt	(47,518)	(873)
(Decrease) increase in short-term loans, net	(882)	185,767
Dividends paid	(88,891)	(126,938)
Repurchases and reissuance of treasury stock, net	(14)	(50,005)
Other, net	(3,781)	(3,150)

Net cash (used in) provided by financing activities	(139,986)	6,901
Effect of exchange rate changes on cash and cash equivalents	12,922	(1,797)

Net change in cash and cash equivalents	74,556	87,473
Cash and cash equivalents at beginning of period	407,684	412,814

Cash and cash equivalents at end of period	482,240	500,287

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

5. NOTE FOR GOING CONCERN ASSUMPTION

Not applicable.

6. SIGNIFICANT CHANGES IN CANON INC. SHAREHOLDERS’ EQUITY

None.

7. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

SIGNIFICANT ACCOUNTING POLICIES

Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.